Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Veritex Holdings, Inc.
Commission File No.: 001-36682
Date: July 22, 2025

The following is a transcript of an interview on Bloomberg that has been made available for replay.
Bloomberg Markets: The Close
7/18/2025

Interviewer: Staying with the banks, I want to bring in Steve Steinour, Chairman, President and CEO of Huntington Bancshares, which just reported results earlier today and beats on plenty of the metrics. So congratulations, Steve. Curious if you think the market should be rewarding you more.
Stephen D. Steinour: Oh, definitely so. We had a great quarter, this is the 3rd one in a row where we’ve been peer leading. And um we’re investing a lot in that will sustain the growth in the years ahead of us and importantly this week we had an acquisition that we announced a partnership with a Texas bank called Veritex, just a great group of individuals and leaders. They’re gonna be our colleagues soon and we’re very, very excited by this this one as well.
Interviewer: What attracted you to this bank in particular, Steve?
Stephen D. Steinour: But we have been in Texas now since 2009. We’ve been growing nicely. We’re the largest SBA lender throughout the state, and we have a series of other businesses there. We’re predominantly in Houston and Dallas, and that is exactly where this bank is, is located, and it’s headquartered in Dallas, so it will allow us to bring the full franchise of our capabilities to our existing customers, their customers, and hopefully many more as we, we continue to invest and grow there.
Interviewer: So a lot of people were looking for Huntington Bank to make some kind of acquisition because growing your footprint is very much part of your mission right now. So this particular deal represents the first M&A announcement some time for a traditional bank of your size or higher. I’m wondering, given the regulatory backdrop here, how much of the deregulation that so many people are anticipating from this White House factored into your decision to do this deal.
Stephen D. Steinour: Well, there’s clearly a more constructive business environment generally, uh, in this administration, and that that’s true for uh for our industry as well. But for us, we manage the company in an aggregate moderate to low risk profile. We’re always poised and ready to do acquisitions, but we have peer leading growth from the core, and that’s the emphasis. We must grow our core businesses. Uh, year over year our loans were up 8%, uh, deposits, uh, rounded to 8 as well. Great fee income growth, superb quarter in terms of, of both revenue increases, uh, pre-provision net revenue, PPNR, uh, and, tangible book value up significantly year over year. It’s, it’s literally hitting on all cylinders.
Interviewer: So given this backdrop here and we’ve seen stronger stock prices for banks at large, do you think your competitors, your peers, other banks will follow in your footsteps and announce more tie up? Are we gonna start to see the wave of consolidation that so many people had been anticipating?

Stephen D. Steinour: You know, I, I don’t know. I’m not in investment banking for us. This is the 3rd, uh, bank acquisition of any size that we’ve done in 16 years, so it’s not like there’s a, we’re a serial acquirer. I don’t know that this triggers anything, um, but I do think this, as we went through this process, we were constructively met by our regulators and, and with this happened very quickly. We had a great, great level of trust and, and, uh. Execution by both teams to get this done in a record time, roughly 30 days.
Interviewer: Steve, how do you think about the conversation around the Federal Reserve right now? I mean, we could be on the cusp of a changing Federal Reserve, a whole different environment, or we might be looking at what we’ve been looking at for the last couple of years, and that’s just rate cuts whenever they’re deserved, whenever inflation is under control. What are you guys, what’s your base case?
Stephen D. Steinour: Our base case is one rate cut later this year. Uh, the forward markets have been consistently wrong for years and so we’re, we’re, we’re, uh, geared with a neutral position. If, if the rate cuts happen, uh, we’ll benefit a bit. If they don’t happen, we’re fine, and we’ll continue to manage the company with a lot of optionality with, uh, with, with, with our future. We have terrific momentum coming into the 3rd quarter and typically the 4th quarter is our best quarter of the year.
Interviewer: And just to follow up on that, if there were to be a change of regime very imminently, if one Fed chair was gone and another one was in, how do you make business decisions in that environment? Would it change anything about how you operate over the next 3 to 6 months?
Stephen D. Steinour: It really will have no impact on how we operate. We’re meeting customer demand both in our core markets, and we’ve expanded into the Carolinas. We’ve expanded now into Texas in a big way. Uh, and we have, uh, 8 specialty businesses that we’ve launched in the last 2.5 years nationally, so we’ve had, we’ve made a lot of investments. That’s why we’re generating peer leading growth and returns, uh, just under, uh, an 18% return this past quarter. And so, uh, our, our, our die is set. Our, our, our line of sight now is continued growth, and we have momentum and we have just great colleagues including wonderful new colleagues from Veritex and a terrific leader in Malcolm Holland.
Interviewer: I’d like to get a sense of what you’re seeing from your customers. Your results certainly indicate that tariff uncertainty, however large it looms in the broader economy, hasn’t really affected your growth trajectory. What are you seeing from your enterprise customers, your commercial customers, and your individual customers? How are your manufacturing clients managing through this uncertainty?
Stephen D. Steinour: Well, there is some impact. I think we actually would have done more than 8% long growth year over year had, had there been more certainty in the environment. I think inventory levels are a bit low, uh going uh into uh. Uh, uh, the 4th quarter, I think they’re gonna get pulled down, so that’ll, that’ll be a headwind for us, but there was a lot of inventory management, purchasing management, I should say, bulking inventories up in the 2nd quarter. So it’s a little bit of a, uh, a modest see-saw in terms of inventories. The overall, the businesses are doing well. It’s a difficult environment to plan. There’s a lot of effort around supply chain management and resetting. Uh, sources of supply and managing on the margin where, uh, uh, alternative suppliers can be brought in, uh, to avoid some of the higher tariffs. Having said that, again, the businesses are doing reasonably well and the consumer is, is continuing to power through. Unemployment is very low by historical standards. So we, we have, uh, we have had a very low quarter in terms of debt charge-offs, and a second, uh, uh, quarter in a row where our charge-offs have declined and that 20 basis points, that’s either purely or very, very close to it for our regional bank, uh, uh, competitors. So I think the, uh, I think the economy is fine. I believe, uh, the, the, the. The tax code that has just been enacted takes one of the big uncertainties off.

Interviewer: Well, we’ve been talking about,
Stephen D. Steinour: You know, the big stuff is out of the way,
Interviewer: Right, right, right. Well, one of the big things that’s kind of before us right now is crypto legislation, right? The President signing the stablecoin bill right now. It’s obviously been a theme on earnings calls as well. What does potentially wider adoption of stablecoins mean for Huntington, for the businesses that are your customers?
Stephen D. Steinour: Look, we’ll, we’ll meet our customer demands, and if, if there’s demand for, for stablecoin going forward, we’ll clearly be a source of, of, um, a support for them in different ways. We’re working through what that might look like. We don’t have a lot of demand today for, uh, for stablecoin. In fact, uh, I’m not aware of any significant demand from any source, consumers or businesses at this stage.
Interviewer: All right, Steve, thank you so much for joining us today.  Steve Steinour is Chairman, President and CEO of Huntington Bancshares, which did report its 2nd quarter results today.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington Bancshares Incorporated (“Huntington”) and Veritex Holdings, Inc. (“Veritex”), the expected timing of completion of the transaction, and other statements that are not historical facts and are subject to numerous assumptions, risks, and uncertainties that are beyond the control of Huntington and Veritex. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Huntington and Veritex caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Huntington’s and Veritex’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions; deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as FDIC special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require us to sell investment securities at a loss; changing interest rates which could negatively impact the value of our portfolio of investment securities; the loss of value of our investment portfolio which could negatively impact market perceptions of us and could lead to deposit withdrawals; the effects of social media on market perceptions of us and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the SEC, OCC, Federal Reserve, FDIC, CFPB and state-level regulators; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and Veritex; the outcome of any legal proceedings that may be instituted against Huntington or Veritex; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain Veritex shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and Veritex do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and Veritex successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and Veritex. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Investor Relations” and in other documents Huntington files with the SEC, and in Veritex’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the SEC and available on Veritex’s investor relations website, ir.veritexbank.com, under the heading “Financials” and in other documents Veritex files with the SEC.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor Veritex assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If Huntington or Veritex update one or more forward-looking statements, no inference should be drawn that Huntington or Veritex will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Veritex and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and Veritex will be submitted to Veritex’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF VERITEX ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Huntington and Veritex, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to Veritex Investor Relations, Veritex Holdings, Inc., 8214 Westchester Drive, Suite 800, Dallas, Texas 75225, (972) 349-6200.

PARTICIPANTS IN THE SOLICITATION

Huntington, Veritex, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Veritex in connection with the proposed transaction under the rules of the SEC.  Information regarding the interests of the directors and executive officers of Huntington and Veritex and other persons who may be deemed to be participants in the solicitation of shareholders of Veritex in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus related to the transaction, which will be filed by Huntington with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC.  Information regarding Veritex’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025, and other documents filed by Veritex with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described above under “Important Additional Information.